Teva and Active Biotech Remain Committed to the Development of NERVENTRA®
(laquinimod) for Multiple Sclerosis Following the Negative Opinion from the EMA’s CHMP

JERUSALEM & LUND, Sweden, January 24, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) announced today that both companies remain committed to the NERVENTRA® (laquinimod) clinical development program for multiple sclerosis (MS) following the announcement of a negative opinion for the treatment of relapsing-remitting multiple sclerosis (RRMS) by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA).

The CHMP has concluded that the risk-benefit profile of NERVENTRA is not favorable at this time. In accordance with European regulations, Teva and Active Biotech intend to request a re-examination of the CHMP opinion. Teva and Active Biotech are focusing on evaluating the CHMP’s review and will continue to liaise closely with the EMA in working to make NERVENTRA available as a new treatment option for patients with RRMS in Europe.

ABOUT NERVENTRA
NERVENTRA is a once-daily oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS) and progressive MS (PMS). In extensive non-clinical and clinical studies NERVENTRA has demonstrated both anti-inflammatory and neuroprotective properties and effects that have been shown to provide clinically meaningful results. The global Phase III clinical development program evaluating NERVENTRA in MS includes two pivotal studies, ALLEGRO and BRAVO. A third Phase III NERVENTRA trial, CONCERTO, is evaluating two doses of the investigational product (0.6mg and 1.2mg) in approximately 1,800 patients for up to 24 months. The primary outcome measure will be time to confirmed disability progression as measured by the EDSS.

The safety profile of NERVENTRA is based on 2645 MS patients that have been exposed to NERVENTRA for a total duration of 7490.8 subject years, with a maximal duration of seven years. Very common or important adverse reactions include headache, abdominal pain, back and neck pain, appendicitis, and mild, asymptomatic laboratory abnormalities, including liver enzyme elevations, hematological changes, and elevation of CRP or fibrinogen levels. Potential risks include teratogenicity and carcinogenicity, both related to findings in rats, which are based on non-clinical data and have not been encountered in patients.

In addition to the MS clinical studies, NERVENTRA is currently in clinical development for Crohn’s disease. Studies are also planned to study the efficacy, safety and tolerability of NERVENTRA in other neurodegenerative diseases, including Huntington’s disease.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

ABOUT ACTIVE BIOTECH

Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. In pivotal phase is laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis. Also tasquinimod for the treatment of prostate cancer, with a unique mode of action, is in pivotal phase. In addition, laquinimod has concluded Phase II development for Crohn’s and Lupus. The company has two additional projects in clinical development, ANYARA primarily for the treatment of renal cell cancer and the orally administered compound paquinimod (57-57) for systemic sclerosis. Please visit www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to achieve expected results through our innovative R&D efforts; risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, , the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

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